UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on June 26, 2013

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer
of existing shares to which voting rights are
attached: ii Royal Dutch Shell plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights 1

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached 0

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments 0

An event changing the breakdown of voting rights 0

Other (please specify):  0

3. Full name of person(s) subject to the
notification obligation: Legal & General Group Plc (L&G)
4. Full name of shareholder(s)
 (if different from 3.): N/A
5. Date of the transaction and date on
which the threshold is crossed or
reached: v 17 June 2013
6. Date on which issuer notified: 25 June 2013
7. Threshold(s) that is/are crossed or
reached:  Below 3% (L&G)

8. Notified details:
A: Voting rights attached to shares
Class/type of
shares

if possible using
the ISIN CODE Situation previous
to the triggering
transaction Resulting situation after the triggering transaction
 Number
of
Shares Number
of
Voting
Rights Number
of shares
Direct Number of voting
rights % of  voting rights
    Direct  Indirect Direct Indirect
A and B Ordinary shares of EUR 0.07 221,908,751
3.49%
(as on 30/05/2012) 190,081,772 190,081,772  2.99%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial
instrument Expiration
date Exercise/
Conversion Period Number of voting
rights that may be
acquired if the
instrument is
exercised/ converted. % of voting
rights
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial
Instruments
Resulting situation after the triggering transaction
Type of financial
instrument Exercise price Expiration date Exercise/
Conversion period  Number of voting rights instrument refers to
 % of voting rights

N/A
 Nominal Delta

Total (A+B+C)
Number of voting rights Percentage of voting rights
190,081,772 2.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (Direct and Indirect)
(LGIMH)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (190,081,772 - 2.99% = LGAS, LGPL &
PMC)

Legal & General Investment Management Legal & General Insurance Holdings Limited
(Holdings) Limited (Direct) (LGIMHD) (Direct) (LGIH)

Legal & General Assurance (Pensions Legal & General Assurance Society Limited
Management) Limited (PMC)  (LGAS & LGPL)

 Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease
to hold: N/A
12. Date on which proxy holder will cease to hold
voting rights: N/A

13. Additional information:
Notification using the total voting rights figure of 6,349,863,361
14. Contact name: Mark Edwards
Royal Dutch Shell plc
15. Contact telephone number: +44 20 7934 2817

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 27 June 2013	By:	/s/M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary